Exhibit 99.1

IFRS USD Press Release

Industry-leading Sequential Growth of 2.6% in CC, Driven by Differentiated Value Proposition in Enterprise AI

Large Deal Wins at $3.8 Billion with 55% Net New; Demonstrating Deep Competitive Advantage in Consolidation Play

FY26 Revenue Guidance Revised to 1%-3% and Margin Guidance Retained at 20%-22%

Bengaluru, India – July 23, 2025: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $4,941 million in Q1 revenues, year on year growth of 3.8% and sequential growth of 2.6% in constant currency. Operating margin was at 20.8%. Free cash flow generation was strong at $884 million, 109.3% of net profit. TCV of large deal wins was $3.8 billion, with 55% net new. ROE improved by 140 bps to 30.4%.

"Our performance in Q1 demonstrates the strength of our enterprise AI capabilities, the success in client consolidation decisions, and the dedication of our over 300,000 employees”, said Salil Parekh, CEO and MD. “Our large deal wins of $3.8 billion reflect our distinct competitive positioning and deep client relationships”, he added.

 Guidance for FY26 :

•	Revenue growth of 1%-3% in constant currency
•	Operating margin of 20%-22%

Key highlights :

For the quarter ended June 30, 2025

•         Revenues in CC terms grew by 3.8% YoY and by 2.6% QoQ

•         Reported revenues at $4,941 million, growth of 4.8% YoY

•         Operating margin at 20.8%, decline of 0.3% YoY and decline of 0.2% QoQ

•         Basic EPS at $0.20, increase of 5.8% YoY

•         FCF at $884 million, decline of 19.2% YoY; FCF conversion at 109.3% of net profit

“Q1 performance is a clear reflection of our unwavering focus on multiple fronts resulting in strong growth at 2.6% QoQ, resilient margins at 20.8% and EPS increase of 8.6% YoY. We continue to leverage Project Maximus to make investments in strategic priorities to drive profitable growth and enhance shareholder value”, said Jayesh Sanghrajka, CFO. “Cash flow conversion was well above 100% for the fifth consecutive quarter. The impact of currency volatility was effectively managed through our proactive hedging strategy”, he added.

Client wins & Testimonials

1.	Infosys announced the extension of its strategic collaboration with Select Portfolio Servicing, Inc. (SPS) to help drive greater operational efficiency and service quality through a fully managed services offering encompassing hybrid cloud solutions, application portfolio, IT operations, IaaS, SaaS, security operations and quality assurance. Murali Palanganatham, Chief Information Officer, SPS, said, "Infosys has been a key strategic partner over the last 20 years. SPS will leverage Infosys Topaz for AI adoption across the business, technology, and enterprise functions to continuously enhance availability, scalability, performance, resiliency, security, and stability. This collaboration is critical and will help SPS enhance flexibility, efficiency, and predictability of our technology ecosystem.”

2.	Infosys extended its strategic collaboration with AIB to accelerate its digital transformation initiatives. Graham Fagan, Group Chief Technology Officer, AIB, said, "This extended collaboration with Infosys aligns strongly with our vision to progressively modernise our technology and data capabilities to deliver the best outcomes for our customers and further accelerate our transformation. By combining our collective expertise and experience, we will deliver on our customer-first commitment and enhance operational efficiency and resilience. Infosys has been a trusted innovation partner, and we are excited about this next chapter in our collaboration as we work together to ensure AIB remains at the forefront of digital transformation in the Irish banking industry."

3.	Infosys announced a strategic collaboration with E.ON to enable AI-powered digital workplace transformation across Europe. Dr. Victoria Ossadnik, COO Digital and Innovation, E.ON, said, “At E.ON, we are playmakers for new energy. Digitalization and digital technology are key for reliable, affordable and sustainable energy systems. Our strategic partnership with Infosys is essential for our digital transformation and operation - together, we are paving the way for a smarter, more efficient energy future.”

4.	Infosys announced the expansion of its strategic collaboration with DNB Bank ASA (DNB) to accelerate the bank’s digital transformation. Elin Sandnes, COO and Group Executive Vice President Technology & Services, DNB, said, “At DNB, we are focused on leveraging technology to create great customer experiences. As part of this, we are constantly developing new products and services while simultaneously driving a digital transformation agenda that is deeply rooted across all our operations. With our extended collaboration with Infosys, we are modernizing our IT infrastructure and leveraging advanced technologies like AI and ML to enable seamless, personalized, and agile services to our customers. This partnership allows us to proactively address our customers’ evolving needs and ensure they receive the best possible banking experience from DNB.”

5.	Infosys announced a strategic collaboration with Yorkshire Building Society, one of the largest member-owned financial institutions in the UK, to accelerate its digital transformation. Patrick Connolly, Director of Change Delivery, Yorkshire Building Society, said, "This collaboration is crucial to achieving our 2030 ambitions and realising the true potential of this organisation. The choices we make now will shape our future, and we are committed to combining the convenience of digital with the warmth of human interaction. This transformation will empower our members and colleagues with the tools and services needed to deliver great customer outcomes, including major investments such as faster payments and enhanced security. It’s a key part of our plan for continued growth, innovation, and efficiency, ensuring we continue to serve our members for generations to come.”

6.	Infosys and Spark New Zealand announced a strategic agreement to support the transformation of Spark’s technology delivery model through digital innovation. Matt Bain, Data and Marketing Director, Spark, said, “Infosys has collaborated with Spark for over 16 years, working alongside our local teams to support the applications that enable Spark to deliver new products and digital experiences for our customers. We are now building on this relationship to allow our teams to focus on our technology strategy and the product roadmaps that will grow our competitive advantage, while leveraging Infosys’ global scale to execute these plans quickly and efficiently and accessing Infosys’ investment in AI and innovation to enable us to keep delivering great experiences for our customers.”

7.	Infosys collaborated with Perfection Fresh to enable seamless tracking of their sustainability efforts. Francesco Oliveri, Chief Information Officer, Perfection Fresh Australia, said, “Our Partnership with Infosys to implement Microsoft Sustainability Manager has helped us in providing real-time visibility of produce across all locations thereby improving operational efficiency, audit transparency and reducing wastage. Originally planned for just 4 sites, the rollout extended to all 17 locations thanks to Infosys’ expertise and collaboration. It was also their vision and commitment to sustainability that matched our vision that allowed us to be more comfortable in working with Infosys. The partnership has been instrumental in driving key milestones for Perfection Fresh’s sustainability roadmap”.

8.	Infosys Finacle announced a strategic collaboration with Bank of Sydney (BoS) to power its digital transformation with Infosys Finacle Digital Banking Suite. Melos Sulicich, Chief Executive Officer, Bank of Sydney, said, “At Bank of Sydney, our strategic goal is to become the leading deposit bank in Australia and to drive significant business growth in the coming years. This requires adapting to rapidly changing customer needs, digital advancements, and regulatory requirements. Transforming our technology stack, centered around our core and digital banking platform, is crucial to meeting these objectives. With Infosys Finacle, we have a proven transformation partner and a next-generation banking platform to address the evolving needs of our business, customers, and regulatory ecosystem.”

9.	Infosys BPM announced the launch of AI agents for invoice processing within its flagship Infosys Accounts Payable on Cloud solution. Harsh Bansal, Chief Financial Officer and Chief Growth Officer, Americana Restaurants, said, “At Americana Restaurants, we are committed to leading digital transformation, and as we scale our operations, intelligent automation is key to achieving greater efficiency and agility. With AI-powered Infosys Accounts Payable on Cloud, we have made invoice processing faster, enhanced accuracy, and improved efficiency. The addition of Agentic AI takes this a step further, reducing manual dependencies and bringing more intelligence and autonomy into our invoice processing. We are delighted that we have pioneered this initiative with Infosys and look forward to closely working with Infosys BPM to lead us collectively into a future of smarter and more agile operations."

10.	Infosys announced a three-year strategic collaboration with the Lawn Tennis Association (LTA) to deliver a range of AI-powered innovations, including match insights and immersive fan experiences. Chris Pollard, Managing Director, Commercial & Operations, LTA, said, “We are incredibly excited to witness the historic moment of the HSBC Championships at Queen's Club hosting both WTA and ATP 500 events for the very first time. This milestone marks a significant step in the growth and evolution of this prestigious tournament. We are thrilled to collaborate with Infosys, whose support will be instrumental in delivering an enhanced fan experience. Infosys' AI and technology innovations will bring a new level of engagement with real-time insights and interactive moments, creating memorable experiences for our fans and contribute to the continued success of the HSBC Championships.”

11.	Infosys and Economist Impact announced the launch of The Sustainability Atlas to help businesses navigate a sustainable future. Jonathan Birdwell, Global Head of Policy & Insights, Economist Impact, said, “Over the past decade, Economist Impact has built dozens of indices and published hundreds of reports across a wide range of sustainability topics from food security to plastics management, to climate resilience. But never before have we been able to bring all of that data and insights together in one place. Leveraging Infosys’ generative AI capabilities, The Sustainability Atlas provides easily accessible and actionable insights to policy makers and business leaders worldwide.”

Recognitions & Awards

Brand & Corporate

•	Recognized as a Top 100 most valuable brand in the world by Kantar BrandZ and ranked among the most-trusted brands in India and the US
•	Recognized as one of the top 3 companies (on combined basis) in 5 categories – Best CEO, Best IR Professional, Best IR Program, Best IR Team and Best ESG Program – at the 2025 Asia Executive Team Survey by Extel (formerly Institutional Investor Research)
•	Recognized as a Great Place to Work 2025-2026 in India and China
•	Infosys BPM won at the Diversity Charter Awards 2025 in the 'Employer Supporting Women in the Workplace' category for its HR initiative, namely 'Empower with Care'
•	Infosys BPM won the PeopleFirst HR Excellence Awards 2025 for ‘Leading Practices’ in Learning & Development

Digital, AI and Cloud Services

•	Positioned as a leader in the Everest Group: Microsoft Modern Work Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in the Everest Group: Marketing Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in the Everest Group: Talent Readiness for Next-generation Application Services PEAK Matrix® Assessment 2025
•	Recognized as a leader in HFS Horizons: The Best of Engineering Research and Development Service Providers, 2025
•	Recognized as a leader in the Constellation Research: Constellation ShortList™ Cross-Platform Agentic AI
•	Recognized as a leader in Datos: The New Era of Check Fraud Detection: A Guide to Market Solutions
•	Infosys BPM recognized as a Leader in ISG Provider Lens™ Global Capability Center (GCC) Services 2025 Study
•	Infosys BPM recognized as a Leader in ISG Provider Lens™ Procurement Services 2025 Study
•	Received the Customer Innovation Award from Databricks for delivering impactful solutions across industries
•	Received Global System Integrator of the Year-EMEA award at Stibo's PATH Summit 2025

Industry & Solutions

•	Positioned as a leader in the Everest Group: Life Sciences Digital Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in the Everest Group: Life Sciences Enterprise Platform Services PEAK Matrix® Assessment 2025
•	Positioned as a leader in the Everest Group: Retail Services PEAK Matrix® Assessment 2025
•	Recognized as a leader in HFS Horizons: Energy and Utilities Service Providers, 2025
•	Recognized as a leader in HFS Horizons: Intelligent Retail and CPG Ecosystems, 2025
•	Recognized as a leader in HFS Horizons: Insurance Services, 2025
•	Infosys Finacle recognized as a Market Leader in the Datos Matrix: Virtual Account Management Providers 2025 report.
•	Infosys Finacle won two awards at IBS Intelligence Digital Banking Awards 2025: ‘Regional Winners | Middle East – Zand Bank & Infosys Finacle’ and ‘Segment Winner | Corporate Banking - Zand Bank & Infosys Finacle’
•	Infosys Finacle won two awards at the MEA Finance Banking Technology Awards 2025: ‘Best Composable Banking Solutions Provider of the Year’ and ‘Best Corporate Banking Solutions Provider’
•	Infosys Finacle won four awards at Finnovex North Africa – Egypt 2025: ‘Excellence in Banking Platform Modernization with ALEXBANK Egypt’, ‘Excellence in Seamless Banking Experiences with Export Development Bank of Egypt’, ‘Excellence in Core Banking Transformation with Agricultural Bank of Egypt’ and ‘Excellence in Composable Banking Platform

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 320,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 59 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, and the outcome of the government investigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	June 30, 2025	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	3,202	2,861
Current investments	887	1,460
Trade receivables	3,780	3,645
Unbilled revenue	1,588	1,503
Other current assets	1,787	1,890
Total current assets	11,244	11,359
Non-current assets
Property, plant and equipment and Right-of-use assets	2,223	2,235
Goodwill and other Intangible assets	1,666	1,505
Non-current investments	1,241	1,294
Unbilled revenue	262	261
Other non-current assets	811	765
Total non-current assets	6,203	6,060
Total assets	17,447	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables	422	487
Unearned revenue	994	994
Employee benefit obligations	385	340
Other current liabilities and provisions	3,353	3,191
Total current liabilities	5,154	5,012
Non-current liabilities
Lease liabilities	693	675
Other non-current liabilities	480	477
Total non-current liabilities	1,173	1,152
Total liabilities	6,327	6,164
Total equity attributable to equity holders of the company	11,069	11,205
Non-controlling interests	51	50
Total equity	11,120	11,255
Total liabilities and equity	17,447	17,419

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended June 30, 2025	3 months ended June 30, 2024
Revenues	4,941	4,714
Cost of sales	3,416	3,259
Gross profit	1,525	1,455
Operating expenses:
Selling and marketing expenses	258	232
Administrative expenses	239	229
Total operating expenses	497	461
Operating profit	1,028	994
Other income, net (3)	110	88
Profit before income taxes	1,138	1,082
Income tax expense	329	318
Net profit (before non-controlling interest)	809	764
Net profit (after non-controlling interest)	809	763
Basic EPS ($)	0.20	0.18
Diluted EPS ($)	0.19	0.18

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2025, which have been taken on record at the Board meeting held on July 23, 2025.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.